FILED BY VULCAN MATERIALS COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: VULCAN MATERIALS COMPANY

COMMISSION FILE NO. 001-33841

VULCAN OUTLINES STRONG VALUE PROPOSITION

IN NEW SHAREHOLDER PRESENTATION

Birmingham, Alabama, March 30, 2012 — Vulcan Materials Company (NYSE:VMC) has released an updated investor presentation on the Company’s compelling value proposition.  The presentation is available at www.realaggregatesleader.com and on Vulcan’s corporate website at www.vulcanmaterials.com.  It is also being filed with the Securities and Exchange Commission (“SEC”) and will be accessible on the SEC’s website at www.sec.gov.

In the presentation, Vulcan detailed the Company’s strong value proposition, including Vulcan’s:

1.              Premium aggregates operations.

•                  Vulcan’s aggregates assets are positioned in better and faster growing markets than those of Martin Marietta Materials, Inc. (NYSE: MLM).  Vulcan’s top five states are projected to grow by over 16.1 million people between 2010 and 2020, 75% more than Martin Marietta’s top five states, which are projected to grow by just 9.2 million people.

•                  Vulcan serves 18 of the top 25 U.S. metropolitan areas ranked by projected population growth; Martin Marietta serves only 9.i

•                  Vulcan has consistently achieved higher aggregates price growth.  Since 2006, Vulcan’s aggregates prices have increased at a 5.0% compounded annual growth rate, compared to just 3.6% for Martin Marietta.ii

•                  Vulcan’s aggregates 2011 cash gross profit unit margin was 32% higher than Martin Marietta’s ($4.08 per ton vs. $3.10 per ton).ii

2.              Solid SAG and cash flow management.

•                  By the end of 2012, Vulcan is on target to have reduced Selling, Administrative and General (SAG) expenses by at least 32% since 2007.iii

•                  Vulcan’s consistently superior working capital management leads to more efficient cash conversion than Martin Marietta’s.

3.              Substantial operating leverage, which drives strong EBITDA growth as markets recover.iv

•                  Vulcan achieved superior earnings growth during the previous recovery.  Between 2003 and 2006, Vulcan’s EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) grew by $555 million, or 70%, compared to $193 million, or 57%, for Martin Marietta.iii

•                  Vulcan’s non-aggregates businesses are at cyclical troughs and have considerable upside potential.iv

•                  Wall Street analysts estimate that Vulcan’s EBITDA will grow at more than double the rate of Martin Marietta’s: Vulcan’s EBITDA is expected to grow by 233% from current levels to mid-cycle including expected savings from the Profit Enhancement Plan, compared to 91% expected EBITDA growth for Martin Marietta.v

4.              Outperformance in results and Wall Street expectations since Martin Marietta launched its hostile offer.

•                  Vulcan’s fourth quarter 2011 results demonstrate Vulcan’s superior operating leverage and early signs of a market recovery.iv

•                  Vulcan grew gross profit by $23.6 million in the fourth quarter of 2011 (from the fourth quarter of 2010), while Martin Marietta’s gross profit grew only $1.3 million; Vulcan grew EBITDA by $32.3 million in the fourth quarter of 2011, while Martin Marietta’s EBITDA declined by $1.0 million.vi

•                  Since Martin Marietta announced its hostile offer in December 2011, Wall Street analysts have raised their consensus estimate for Vulcan’s 2012 EBITDA by 15%, compared to a 1% increase for Martin Marietta.vii

5.              Well-defined Profit Enhancement Plan, which is expected to add significant value that belongs to Vulcan shareholders.

•                  Vulcan has already captured $55 million in run-rate cost savings from its completed 2011 restructuring initiatives.

•                  Vulcan’s recently announced Profit Enhancement Plan is expected to generate an additional $100 million of annual EBITDA improvement.

6.              Planned Asset Sales that accelerate deleveraging and build value.

•                  $500 million in expected net proceeds from Planned Asset Sales will be used to reduce debt, further strengthening Vulcan’s balance sheet and credit profile.

7.              De-risked balance sheet, which will further enhance shareholder value.

8.              Commitment to restore a competitive dividend when prudent to do so.

The full basis for the Vulcan Board’s recommendation to reject the Martin Marietta offer is set forth in Vulcan’s Schedule 14D-9, which was filed on December 22, 2011 with the SEC and is available on the SEC’s website at www.sec.gov.  Copies of the Schedule 14D-9 may also be obtained on www.realaggregatesleader.com; the Company’s corporate website at www.vulcanmaterials.com; or by contacting MacKenzie Partners, Inc. toll free at 1-800-322-2885 or via email at vulcan@mackenziepartners.com.

About Vulcan Materials Company

Vulcan Materials Company, a member of the S&P 500 index, is the nation’s largest producer of construction aggregates, a major producer of asphalt mix and concrete and a leading producer of cement in Florida.

Contact

Investor Contact:	Media Contacts:
Mark Warren	David Donaldson/ John English
(205) 298-3220	(205) 298-3220

MacKenzie Partners Inc.	Sard Verbinnen & Co
Dan Burch/ Bob Marese	Jamie Tully/ Meghan Stafford
(212) 929-5500	(212) 687-8080

ADDITIONAL INFORMATION

This document does not constitute an offer to buy or solicitation of an offer to sell any securities or a solicitation of any vote, consent or approval.  In response to the unsolicited exchange offer commenced by Martin Marietta Materials, Inc., a North Carolina corporation (“Martin Marietta”), Vulcan Materials Company (“Vulcan”) has filed a Solicitation/Recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”).  INVESTORS AND SECURITY HOLDERS OF VULCAN ARE URGED TO READ THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Vulcan through the website maintained by the SEC at http://www.sec.gov.  Copies of the Solicitation/Recommendation Statement, any amendments and supplements to the Solicitation/Recommendation Statement and other Vulcan materials related to Martin Marietta’s unsolicited offer will also be available for free under the “Investor Relations” tab of Vulcan’s corporate website http://www.vulcanmaterials.com.

ADDITIONAL INFORMATION ABOUT POTENTIAL PARTICIPANTS

In addition, Vulcan intends to file a proxy statement with the SEC with respect to the 2012 Annual Meeting of Stockholders.  Any definitive proxy statement will be mailed to stockholders of Vulcan.  Vulcan, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Vulcan shareholders in connection with the matters to be considered at the annual meeting. INVESTORS AND SECURITY HOLDERS OF VULCAN ARE URGED TO READ ANY SUCH PROXY STATEMENT, ACCOMPANYING PROXY CARD AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Vulcan through the website maintained by the SEC at http://www.sec.gov.

Detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with Vulcan’s 2012 Annual Meeting.  Information regarding the direct and indirect beneficial ownership of Vulcan’s directors and executive officers in Vulcan’s securities is included in their SEC filings on Forms 3, 4 and 5, and additional information can also be found in Vulcan’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 29, 2012, and its Quarterly Reports on Form 10-Q for the first three quarters of the fiscal year ended September 30, 2011, filed on May 6, 2011, August 4, 2011 and November 4, 2011, respectively.   Relevant information concerning such participants and their potential interests is also contained in the Solicitation/Recommendation on Schedule 14D-9.  Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by Vulcan with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge under the “Investor Relations” tab of our corporate website at www.vulcanmaterials.com.

FORWARD-LOOKING STATEMENT DISCLAIMER

This document contains forward-looking statements.  Statements that are not historical fact, including statements about Vulcan’s beliefs and expectations, are forward-looking statements.

Generally, these statements relate to future financial performance, results of operations, business plans or strategies, projected or anticipated revenues, expenses, earnings (including EBITDA and other measures), dividend policy, shipment volumes, pricing, levels of capital expenditures, intended cost reductions and cost savings, anticipated profit improvements and/or planned divestitures and asset sales. These forward-looking statements are sometimes identified by the use of terms and phrases such as “believe,” “should,” “would,” “expect,” “project,” “estimate,” “anticipate,” “intend,” “plan,” “will,” “can,” “may” or similar expressions elsewhere in this document.  These statements are subject to numerous risks, uncertainties, and assumptions, including but not limited to general business conditions, competitive factors, pricing, energy costs, and other risks and uncertainties discussed in the reports Vulcan periodically files with the SEC.

Forward-looking statements are not guarantees of future performance and actual results, developments, and business decisions may vary significantly from those expressed in or implied by the forward-looking statements. The following risks related to Vulcan’s business, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks that Vulcan’s intentions, plans and results with respect to cost reductions, profit enhancements and asset sales, as well as streamlining and other strategic actions adopted by Vulcan, will not be able to be realized to the desired degree or within the desired time period and that the results thereof will differ from those anticipated or desired; uncertainties as to the timing and valuations that may be realized or attainable with respect to intended asset sales; future events relating to Martin Marietta’s unsolicited offer to acquire Vulcan; those associated with general economic and business conditions; the timing and amount of federal, state and local funding for infrastructure; the lack of a multi-year federal highway funding bill with an automatic funding mechanism; the reluctance of state departments of transportation to undertake federal highway projects without a reliable method of federal funding; the impact of a prolonged economic recession on Vulcan’s industry, business and financial condition and access to capital markets; changes in the level of spending for private residential and nonresidential construction; the highly competitive nature of the construction materials industry; the impact of future regulatory or legislative actions; the outcome of pending legal proceedings; pricing of Vulcan’s products; incurred and potential costs associated with Martin Marietta’s  unsolicited takeover attempt and proxy contest; weather and other natural phenomena; energy costs; costs of hydrocarbon-based raw materials; healthcare costs; the amount of long-term debt and interest expense incurred by Vulcan; changes in interest rates; the impact of Vulcan’s below investment grade debt rating on Vulcan’s cost of capital; volatility in pension plan asset values which may require cash contributions to the pension plans; the impact of environmental clean-up costs and other liabilities relating to previously divested businesses; Vulcan’s ability to secure and permit aggregates reserves in strategically located areas; Vulcan’s ability to manage and successfully integrate acquisitions; the potential of goodwill impairment; the potential impact of future legislation or regulations relating to climate change or greenhouse gas emissions or the definition of minerals; and other assumptions, risks and uncertainties detailed from time to time in the reports filed by Vulcan with the SEC. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.  Vulcan disclaims and does not undertake any obligation to update or revise any forward-looking statement in this document except as required by law. Vulcan notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995.  Vulcan is not waiving any other defenses that may be available under applicable law.

Vulcan Reconciliation

Reconciliation of Non-GAAP Financial Measures

Amounts in millions of dollars

Generally Accepted Accounting Principles (GAAP) does not define “cash gross profit” and “Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA).” Thus, they should not be considered as an alternative to any earnings measure defined by GAAP. We present these metrics for the convenience of investment professionals who use such metrics in their analysis, and for shareholders who need to understand the metrics we use to assess performance. The investment community often uses these metrics as indicators of a company’s ability to incur and service debt. We use cash gross profit, EBITDA and other such measures to assess the operating performance of our various business units and the consolidated company. We do not use these metrics as a measure to allocate resources or as liquidity measures. Reconciliations of these metrics to their nearest GAAP measures are presented below:

Cash gross profit

Cash gross profit adds back noncash charges for depreciation, depletion, accretion and amortization to gross profit.

EBITDA

EBITDA is an acronym for Earnings Before Interest, Taxes, Depreciation and Amortization.

	2011	Q4/2011	2010	Q4/2010	2009	2008	2007	2006	2005	2004	2003
Net earnings (loss)	(70.8)	(27.8)	(96.5)	(46.9)	30.3	0.9	450.9	470.2	389.0	288.7	195.0
Provision (benefit) for income taxes	(78.4)	(30.6)	(89.7)	(28.3)	(37.8)	71.7	204.4	223.3	136.6	114.9	97.6
Interest expense, net	217.2	53.4	180.7	46.2	173.0	169.7	41.6	20.1	20.5	34.6	49.6
Discontinued operations, net of tax	(4.5)	1.9	(6.0)	0.9	(11.7)	2.4	12.2	10.0	(44.9)	(26.2)	23.7
Cumulative effect of accounting change	—	—	—	—	—	—	—	—	—	—	18.8
EBIT	63.5	(3.1)	(11.5)	(28.1)	153.8	244.7	709.1	723.6	501.2	412.0	384.7

Plus: Depr., depl., accretion and amort.	361.7	88.0	382.1	92.9	394.6	389.1	271.5	226.4	222.4	211.3	216.1

EBITDA	425.2	84.9	370.6	64.8	548.4	633.8	980.6	950.0	723.6	623.3	600.8
Goodwill Impairment	—	—	—	—	—	252.7	—	—	—	—	—
Restructuring and exchange offer expenses	15.2	12.2
Sale of non-strat. assets and settlements	(86.1)	—	—	—	—	—	—	—	—	—	—
Adjusted EBITDA	354.3	97.1	370.6	64.8	548.4	886.5	980.6	950.0	723.6	623.3	600.8
Florida Rock EBITDA	—	—	—	—	—	—	221.1	394.1	322.2	237.0	188.0
Pro Forma EBITDA	354.3	97.1	370.6	64.8	548.4	886.5	1,201.7	1,344.1	1,045.8	860.3	788.8

							*Pro forma to include pre-acquisition Florida Rock cash gross profit.
	2011	Q4/2011	2010	Q4/2010	2009	2008	2007*	2006*	2005	2004	2003
Aggregates Segment Cash Gross Profit
Aggregates Segment Gross Profit	306.2	79.2	320.2	57.7	393.3	657.6
Agg. Depr., depl., accretion and amort.	277.8	66.3	293.0	70.4	312.2	310.8
Aggregates Segment Cash Gross Profit	584.0	145.5	613.2	128.1	705.5	968.4	1,238.2	1,199.0
Aggregate Tons	143.0	34.5	147.6	33.7	150.9	204.3
Aggregates Segment Cash Gross Profit Per Ton	4.08	4.22	4.14	3.80	4.68	4.74

Cash Gross Profit, All Other Segments	56.3	15.0	63.7	14.1	130.2	167.7	359.3	444.7

Total Cash Gross Profit
Gross Profit	283.9	74.4	300.7	50.7	446.0	749.7
Plus: Seg. D,D & A	356.4	86.1	376.2	91.5	389.7	386.4
Plus: Corporate D,D & A	5.3	1.8	5.9	1.4	4.9	2.7
Cash Gross Profit	645.6	162.3	682.8	143.6	840.6	1,138.8	1,599.9	1,645.7

Selling, Admin. & General
Selling, Admin. & General, as reported	290.0	71.7	327.5	80.1	321.6	342.6	289.6
FRK pro forma		—		—			84.5
Total	290.0	71.7	327.5	80.1	321.6	342.6	374.1
Real estate contribution			(9.2)		(5.6)
R&D (MLM excl. R&D)	(1.1)	(0.1)	(1.6)	(0.4)	(1.5)	(1.5)	(1.6)
Adjusted Selling, Admin. & General	288.9	71.6	316.7	70.5	314.5	341.1	372.5

Martin Marietta Reconciliation

Reconciliation of Non-GAAP Financial Measures

Amounts in millions of dollars

Cash gross profit

Cash gross profit adds back noncash charges for depreciation, depletion, accretion and amortization to gross profit.

EBITDA

EBITDA is an acronym for Earnings Before Interest, Taxes, Depreciation and Amortization.

	2011	Q4 2011	2010	Q4 2010	2009	2008	2007	2006	2005	2004	2003
Consolidated Net Earnings	83.6	15.1	98.7	15.2	88.2	179.8	263.3	245.4	192.7	129.2	93.6
Provision for Income Taxes	21.0	0.9	30.9	4.3	26.0	72.1	115.4	106.7	74.2	57.7	46.9
Interest Expense	58.6	13.3	68.4	16.9	73.5	74.3	60.9	40.4	42.6	42.7	42.6
Discontinued Operations, net of tax	(4.0)	(3.8)	0.2	0.3	(3.5)	(4.7)	(2.1)	(2.0)	5.8	1.1	8.9
Accounting Change	—	—	—	—	—	—	—	—	—	—	6.9

EBIT	159.2	25.5	198.2	36.7	184.1	321.4	437.5	390.5	315.3	230.7	198.9
Depreciation, depletion, and amortization expense	173.4	43.7	181.5	45.6	179.4	171.1	150.3	141.4	138.3	132.9	139.6

EBITDA	332.6	69.3	379.7	82.3	363.5	492.6	587.8	531.9	453.5	363.5	338.5

Unsolicited exchange offer expenses	12.0	12.0	—	—
Restructuring charges	4.4	—	—	—

Adjusted EBITDA	349.0	81.3	379.7	82.3

	2011	Q4 2011	2010	Q4 2010	2009	2008	2007	2006	2005	2004	2003
Aggregates Segment Cash Gross Profit
Aggregates Segment Gross Profit	230.0	52.7	264.3	57.2	289.6	432.8	529.4	496.8
Agg. Depr., depl., accretion and amort.	157.2		163.9		160.3	149.3	131.6	122.6
Aggregates Segment Cash Gross Profit	387.2		428.2		449.9	582.1	661.0	619.4
Aggregates Tons	125.1	29.9	130.0	30.8	123.4	159.4	182.3	198.5
Aggregates Segment Cash Gross Profit Per Ton	3.10		3.29		3.65	3.65	3.63	3.12

Specialty Products Cash Gross Profit	82.5		70.1		53.1	49.9	50.3	41.2

Total Cash Gross Profit
Gross Profit	302.0		321.7		331.6	470.5	568.2	522.5
Plus: Seg. D,D & A	164.3		172.2		167.8	157.3	138.5	130.3
Plus: Corporate D,D & A	9.2		9.3		11.6	13.8	11.8	11.2
Cash Gross Profit	475.4		503.3		511.0	641.6	718.5	664.0

i Sources: Companies’ 2011 10-Ks, Moody’s 2010 — 2020 population projections, Woods & Poole Economics CEDDS 2011. Top 25 Metropolitan Statistical Areas (MSAs) are based on projected population growth from 2010 to 2020. “Served” is defined as having an aggregates-related facility inside of the MSA boundary.

ii Based on Company filings.  Historical performance is not a guarantee or assurance of future performance nor that previous results will be attained or surpassed.

iii Based on Company filings. Note: Vulcan SAG and EBITDA includes Florida Rock on a pro forma basis.

iv Timing and extent of any economic recovery remains uncertain, and realization of upsides discussed herein is not guaranteed.

v IBES median estimates as of March 23, 2012.  Vulcan’s profit-enhanced mid-cycle estimate is based on the median of mid-cycle broker estimates prior to announcement of the Profit Enhancement Plan ($1,079mm), adjusted for expected run-rate savings of $100mm. Mid-cycle estimates from the following brokers were used for Vulcan: D.A. Davidson: $1,263mm, Jefferies: $1,079mm, KeyBanc: $1,076mm. Martin’s mid-cycle estimate is based on the median of the latest available mid-cycle broker estimates. Mid-cycle estimates from the following brokers were used for Martin Marietta: D.A. Davidson: $540mm, Jefferies: $707mm, KeyBanc: $665mm.

vi Based on Company filings. Vulcan and Martin Marietta EBITDA excludes restructuring charges, gains / losses from sale of non-strategic assets, gains / losses from legal settlements, and expenses related to Martin Marietta’s unsolicited exchange offer.

vii IBES median estimates as of March 23, 2012.